Reed’s, Inc.
13000 South Spring Street
Los Angeles, CA 90061

October 6, 2008

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Washington, D.C. 20249

Attn: Damon Colbert, Division of Corporation Finance

RE:	Reed’s, Inc. (the “Company”) Post-effective amendment to Form S-1 Filed July 28, 2008 File No. 333-1146012 Form 10-KSB for Fiscal Year Ended December 31, 2007 Filed April 15, 2008 File No. 001-32501

Dear Mr. Colbert,

Set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated August 21, 2008. We have reproduced the Staff’s comments for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require. Capitalized terms not defined herein have the meaning set forth in the Registration Statement.

Risk Factors, page 5

1.
Your risk factor on page 14 appears to state a generic risk regarding your system of internal control over financial reporting, including statements indicating that management “may” conclude that your system is ineffective. But your Form 10-KSB for the period ended December 31, 2007 indicates that management has concluded that your system of internal control over financial reporting was ineffective as of December 31, 2007. Please revise this risk factor to disclose management’s conclusion that your internal control over financial reporting was ineffective and provide a brief description of the material deficiencies, as disclosed beginning on page 37 of your annual report on Form 10-KSB for the fiscal year ended December 31, 2007.

Response: We will revise this risk factor to identify weaknesses in our internal control procedures. Please note however, as disclosed in our Form 10-KSB, despite the lack of the complete implementation of recommended improvements to the identified weaknesses in our internal control procedures, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2007, such disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Exhibits

2.
We note that your filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulations S-B. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Response: We are concurrently filing a Form 10KSB/A and have revised the certifications accordingly.

If you have any questions or further comments, please do not hesitate to contact the undersigned or Ruba Qashu at (310) 208-1182 or via fax at (310) 208-1154.

Very truly yours, REED’S, INC.

By:	/s/ Christopher J. Reed
Christopher J. Reed
Chief Executive Officer